Back to Schedule TO
Exhibit (a)(1)(F)

The email copied below was sent to you by WellCare Health Plans, Inc. on August 17, 2009. This email serves as a reminder that there currently are only [•] business days left to participate in the WellCare Stock Option Exchange Program. There will be no exceptions to the September 15, 2009, 5:00 p.m., Eastern Time deadline to participate (unless the expiration date of the offer is extended). To participate, please visit the WellCare Stock Option Exchange Website through the following link: https://www.corp-action.net/Wellcare.

TO:	All WellCare Employees Eligible to Participate in the Stock Option Exchange Program
FROM:	Heath Schiesser, President and Chief Executive Officer
DATE:	August 17, 2009
RE:	WellCare Stock Option Exchange Program Launch – Website and Personal PIN

Dear [Name]:

We are pleased to offer you a one-time voluntary opportunity to exchange your eligible outstanding stock options with exercise prices significantly higher than the current market price of our common stock for a lesser amount of restricted stock units (the “Exchange Offer”). Whether or not to participate in the Exchange Offer is completely your decision. The number of new restricted stock units (“RSUs”) granted will be determined according to exchange ratios based on the grant years and exercise prices of your surrendered stock options. Complete details of the Exchange Offer, including an explanation of the exchange ratios, are available through the website link provided below. The Exchange Offer opens today, August 17, 2009 and expires at 5:00 p.m., Eastern Time, on September 15, 2009, unless extended.

We have partnered with BNY Mellon Shareowner Services (“BNY Mellon”) to help administer the WellCare Stock Option Exchange Program.  BNY Mellon will be  responsible for the day-to-day management of the Exchange Offer, including the Exchange Offer website, customer service telephone lines and various communications regarding participation in the Exchange Offer.

If you choose not to participate, you do not need to take any action and you will keep your outstanding eligible stock options with their current terms and conditions.

If you choose to participate, you will be able to do so through the BNY Mellon website dedicated specifically to the Exchange Offer.  For security purposes, a Personal Identification Number (“PIN”) has been assigned to you to access your personal information and make your election choices.

Your Personal PIN Number is: [PIN #]

Please visit the Exchange Offer website at https://www.corp-action.net/Wellcare and follow the instructions for accessing your personal information and making and submitting your elections.  The site includes links to access a copy of the Offer to Exchange document, including Frequently Asked Questions (“FAQs”), filed with the SEC and the form of Restricted Stock Unit Agreement.  The FAQs are attached to the bottom of this email for your reference.

If you choose to participate in the Exchange Offer, your election(s) must be submitted online, or if you choose to request and submit a paper election form it must be properly completed, signed and received by BNY Mellon, by 5:00 p.m., Eastern Time, on September 15, 2009, unless this deadline is extended. If the deadline is extended, we will provide appropriate notice of the extension and the new deadline no later than 9:00 a.m., Eastern Time, on the next business day following the previous deadline. The expiration deadline will be strictly enforced.

You should carefully read the information located on the Exchange Offer website.  You are encouraged to consult your own outside tax, financial and legal advisors before you make any decision regarding participation in the Exchange Offer. Participation involves risks that are discussed in the “Risks of Participating in the Offer” section of the Offer to Exchange document. No one from WellCare Health Plans, Inc., BNY Mellon or any other entity is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

Please direct all questions regarding the Exchange Offer and how to participate to BNY Mellon.  One of BNY Mellon’s customer service representatives will be able to answer your questions over the phone.  Please do not reply directly to this email message, as all questions should be directed to BNY Mellon:

BNY Mellon Shareowner Services
Customer Service Representatives are available Monday through Friday
From 8:00 a.m. to 8:00 p.m., Eastern Time
1-866-271-9604

Frequently Asked Questions

The following are answers to some of the questions that you may have about this offer. You should read carefully the entire Offer to Exchange and the other offer documents for details not addressed in this summary.

Q1.         What is the Stock Option Exchange Program?

A1.
In the Stock Option Exchange Program, we are offering a voluntary opportunity for eligible employees to exchange eligible options for restricted stock units (“RSUs”). The number of RSUs an eligible employee will receive in exchange for an eligible option will be determined by the exchange ratio applicable to that option. RSUs will be subject to a new vesting schedule, even if the options tendered currently are fully vested.

Participation in this offer is voluntary, and there are no penalties for electing not to participate. If you choose not to participate in the offer, you will not receive the RSUs described in this offer, and your outstanding options will remain outstanding in accordance with their current terms and conditions.

Q2.         Who is eligible to participate in the Stock Option Exchange Program?

A2.
The persons who are eligible to participate in the Stock Option Exchange Program (“eligible employees”) are all employees nationwide who hold eligible options and who remain employees of WellCare or one of its subsidiaries through the date of grant for the RSUs (the “RSU grant date”), except for certain executive officers and directors.

We will grant RSUs following the expiration of the offer on the same calendar day on which we cancel the exchanged options, which we currently expect to be September 15, 2009, unless the expiration date of the offer is extended.

Q3.         What options are eligible to be exchanged in the Stock Option Exchange Program?

A3.
Options that are eligible for exchange (“eligible options”) are those with per share exercise prices equal to or greater than $40.00 per share, whether vested or unvested, and that are held by eligible employees and are outstanding and unexercised as of the expiration date of the offer.

Q4.         How many RSUs will I receive for the options that I exchange?

A4.
The number of RSUs that you will receive will depend on the number of options that you surrender and on a pre-determined exchange ratio. The exchange ratio specifies the number of options that an eligible employee must surrender to obtain a new RSU. For example, an exchange ratio of 10.0 to 1 means that an eligible employee must surrender 10 options to receive 1 new RSU. The following exchange ratios will apply, based on grant years and ranges of option exercise prices set forth below:

Grant Year	Per Share Exercise Price of Eligible Options	Exchange Ratio (Number of options you need to surrender to receive one new RSU)
2005	$40.00 - $45.00	10.00
2006	$40.00 - $49.99	4.00
2006	$50.00 - $69.99	4.60
2007	$70.00 - $74.99	5.30
2007	$75.00 - $95.00	16.90
2008	$40.00 - $41.49	3.20
2008	$41.50 - $42.99	3.00
2008	$43.00 - $44.99	3.20
2008	$45.00 - $49.99	4.70	(1)
2008	$45.00 - $49.99	5.50	(2)
2008	$50.00 - $55.00	3.60

(1) For options that vest in full on November 28, 2009.
(2) For options that vest in two equal annual installments.

No fractional shares will be subject to RSUs, and we will round to the nearest whole number of RSUs after applying the applicable exchange ratio to avoid fractional shares on a grant-by-grant basis (greater than or equal to 0.5 is rounded up to the nearest whole number of RSUs and less than 0.5 is rounded down to the nearest whole number of RSUs). Based on this rounding convention, you will not be able to surrender for exchange any otherwise eligible option grant that does not have sufficient underlying unexercised stock options to result in at least 0.5 RSUs after the exchange (which would be rounded up to one whole RSU). The exchange ratios apply to each of your option grants separately. This means that the various eligible options you hold may be subject to different exchange ratios.

The exchange ratios are structured so that RSUs granted in connection with the offer will have an aggregate “fair value” (as determined under accounting rules) no greater than the aggregate “fair value” of stock options surrendered, based on modeling at the time the exchange offer begins. For purposes of establishing the exchange ratios, the options subject to the offer have been valued using a lattice option valuation model which uses historical option exercise and cancellation data to estimate the timing and magnitude of exercises and post-vesting cancellations, the market price of our common stock, the strike price of the options and the remaining term of eligible options. Other assumptions used in the option valuation model include our expected stock price volatility over the remaining term of the awards, the risk-free interest rate applicable over the remaining term of the awards and the expected dividend yield. Our expected stock price volatility represents the amount by which the stock price is expected to fluctuate throughout the period that the stock options will remain outstanding and is based on historical stock price data. The risk-free interest rate reflects the yield on U.S. Treasury constant maturity securities. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero.

Q5.         Why is the Company making this offer?

A5.
We are making this offer to improve the retention and incentive benefits of our equity awards. Our equity award program is intended to attract, retain and motivate key employees. Options constitute a major component of employees’ total equity award holdings throughout the company and thus serve as an important retention incentive to the extent option exercise prices are lower than market prices. Our stock price declined significantly beginning in the fall of 2007 after the commencement of certain previously disclosed government and company investigations, and our stock price remains at historically low levels. As a result, the retention value of outstanding stock options has been significantly undermined. As of the date hereof, substantially all of our outstanding stock options were “underwater,” meaning their exercise prices were higher than the market value of our common stock. We believe it is important to motivate and retain the employees who continue to help the Company get through what has been a challenging period after the commencement of the investigations.

We also expect the offer to reduce “overhang” – the potential dilution to stockholders’ ownership represented by outstanding and unexercised stock options and other stock-based awards. In the past, we granted many stock options that, due to the significant decline in our stock price, have created a substantial amount of overhang. We expect the offer to reduce a portion of that overhang, and we currently intend to consider other ways in which we can reduce overhang even more.

Further, the employees whom we expect to participate in the program are an important resource and are critical to our future results. Our objective is to provide employees with new RSUs with a value, in the aggregate, substantially equivalent to the value of the exchanged underwater options, determined using a lattice option valuation model. Additionally, the new RSUs have a new four-year vesting schedule, requiring employees to continue their employment with us in order to realize the benefit from the new awards. The grant of RSUs is also consistent with the consideration of the Compensation Committee of our Board of Directors (the “Compensation Committee”) of granting fewer stock options because the Compensation Committee believes that an equity compensation program that is overly tilted toward options may induce employees to take unnecessary risk. The Compensation Committee also believes that an RSU is less leveraged than a stock option, meaning that if our stock price declines, an RSU continues to create retention and ownership incentives for employees while underwater options may not.

Finally, to the extent the number of options surrendered exceeds the number of RSUs issued in exchange, all excess options will be available for future grant under the Plan, either as options or as other equity awards (to the extent that the Compensation Committee or our Board of Directors approves any such grant).

As a result, the total number of shares available for future grants under the Plan will increase due to the Stock Option Exchange Program.

Q6.         How should I decide whether or not to exchange my eligible options for RSUs?

A6.
We are providing information to assist you in making your own decision. However, we are not making any recommendations as to whether you should or should not participate in the offer. You should seek counsel from your own lawyer, accountant and/or financial advisor for assistance in making this decision. No one from WellCare is, or will be, authorized to provide you with advice in this regard.

Q7.         What does it mean to “tender” my options?

A7.
Tendering your options means that you have agreed to exchange your options for new RSUs on the terms and subject to the conditions set forth in the Offer to Exchange. At the conclusion of the offer, subject to the satisfaction of the conditions in the offer, we intend to accept for exchange all options that have been properly tendered.

Q8.	How do I participate in the offer?

A8.
To properly elect to exchange your eligible options, you must notify BNY Mellon of your election in one of the following ways before 5:00 p.m., Eastern Time, on the expiration date, which is currently September 15, 2009 (the “expiration date”) (or, if we extend the offer, a later date that we will specify):

▪
By making an election online at the WellCare Option Exchange Offer Website, which is available at https://www.corp-action.net/Wellcare. Your election must be submitted online before the offer expires at the expiration date deadline of 5:00 p.m., Eastern Time, on September 15, 2009 (or, if we extend the offer, a later date that we will specify).

▪
If you choose not to utilize the WellCare Option Exchange Offer Website election process, you may submit your election by contacting BNY Mellon to have a paper Election Form mailed to you, properly completing and signing the Election Form and delivering the Election Form to BNY Mellon according to the instructions contained therein so that BNY Mellon receives it before the offer expires at the expiration date deadline of 5:00 p.m., Eastern Time, on September 15, 2009 (or, if we extend the offer, a later date that we will specify).

▪
We will mail materials to the homes of employees who are on leaves of absence. These employees may complete and return a paper Election Form to BNY Mellon according to the instructions contained in the materials so that BNY Mellon receives it before the offer expires at the expiration date deadline of 5:00 p.m., Eastern Time, on September 15, 2009 (or, if we extend the offer, a later date that we will specify), or they may submit their elections using the website election process before the offer expires at the expiration date deadline of 5:00 p.m., Eastern Time, on September 15, 2009 (or, if we extend the offer, a later date that we will specify).

Responses submitted by any means other than (i) online at the WellCare Option Exchange Offer Website or (ii) by mail if you choose not to utilize the WellCare Option Exchange Offer Website, including hand delivery, facsimile or email, are not permitted.

Q9.         If I participate in the offer, do I have to tender all of my eligible options?

A9.
No. You can choose which of your eligible options to tender.  However, you must tender your options on a grant-by-grant basis such that if you tender any options in an eligible option grant, all of the unexercised options subject to that particular grant, whether vested or unvested, must be tendered.

For example (and except as otherwise described below), if you hold (1) an eligible option grant to purchase 1,000 shares at $41.00 granted in 2005, 500 of which you have already exercised, (2) an eligible option grant to purchase 2,000 shares at $47.00 granted in 2006 and (3) an eligible option grant to purchase 3,000 shares at $55.00 granted in 2006, you may choose to exchange all three option grants, only two of the three option grants, only one of the three option grants, or none at all. You may not elect to exchange a partial amount of unexercised options under any option grant (such as an election to exchange only 150 shares of the remaining 500 shares under the first option grant).

Q10.       When does the offer expire? How will I know if the offer is extended?

A10.
The offer begins on August 17, 2009, and is scheduled to remain open until 5:00 p.m., Eastern Time, on September 15, 2009 (or, if we extend the offer period, a later date that we will specify). We currently have no plans to extend the offer beyond September 15, 2009. However, if we do extend the offer, we will issue a press release, e-mail or other form of communication disclosing the extension no later than 9:00 a.m., Eastern Time, on the next U.S. business day following the previously scheduled expiration date or the date on which we change the offer, as applicable.

Q11.       What is a stock option?

A11.
A stock option is the right to purchase shares of stock at a specified price, regardless of the actual market price of the stock at the time the option is exercised. Typically, the specified purchase, or “exercise,” price is the market price of a share of our common stock on the date the option is granted. Due to subsequent stock price fluctuations, at any given time following the grant of the option, the prevailing market price of the stock may be greater than, equal to or less than, the specified exercise price of the option. When the market price is greater than the exercise price of the option (otherwise known as an option being “in-the-money”), the option holder receives value from exercising the option, because he or she is able to buy the stock underlying the option at less than its prevailing market price. The holder of an option to purchase stock at an exercise price that is equal to or greater than the prevailing market price (otherwise known as an option being “out-of-the-money” or “underwater”) generally would not choose to exercise the stock option.

Q12.       What are RSUs?

A12.
“RSUs” refers to the restricted stock units that may be issued pursuant to this offer to replace your exchanged options. RSUs are promises by WellCare to issue shares of its common stock in the future provided the vesting criteria are satisfied. RSUs granted in connection with this offer will be granted on the RSU grant date pursuant to the Plan and subject to the terms and conditions of an RSU award agreement between you and the Company (an “RSU award agreement”). An important difference between an RSU and a stock option is that the value of the RSU reflects the value of a full share of stock, whereas the value of an option reflects only the difference between the exercise price and the value of a share. Although the intrinsic value of an RSU goes up and down with the stock price, an RSU can never be “underwater” the way an option can.

Q13.       Do I have to pay for my RSUs?

A13.
No. You do not have to make any cash payment to WellCare to receive your RSUs or the common stock upon vesting of your RSUs. However, you may incur tax liability upon the vesting of the RSUs if you decide to exchange your options for such RSUs.

Q14.       When will my RSUs vest?

A14.
The RSUs are subject to a new vesting schedule and are completely unvested on the date of grant, regardless of whether the options you surrender in exchange for them are partially or wholly vested. The RSUs will be granted promptly following the expiration of the offer. We expect the RSU grant date to be the same U.S. calendar date as the expiration date of the offer and the date when exchanged options will be cancelled (the “cancellation date”). We expect that the RSU grant date will be September 15, 2009. If the expiration date for this offer is extended, then the RSU grant date similarly will be delayed.

The RSUs will vest in 25% increments on the first four anniversaries of the RSU grant date, provided the recipient remains employed by us on each applicable vesting date. As a result, eligible employees must continue their employment with us in order to realize any benefit from the new RSUs. We are obligated to deliver shares of our common stock to participants upon vesting. New RSUs that are not vested at termination of employment will be forfeited at termination.

Q15.       If I choose to participate, what will happen to my options that I tender?

A15.
If you are an eligible employee and properly tender eligible options that you do not withdraw from the offer before the offer expires, those options will be cancelled when we accept them, subject to satisfaction of the terms and conditions of the RSUs, and you will no longer have any rights with respect to those options. We expect to accept all properly tendered eligible options that are not properly withdrawn. To the extent the number of options surrendered exceeds the number of RSUs issued in exchange, all excess options will be available for future grant under the Plan, either as options or as other equity awards (to the extent that the Compensation Committee or our Board of Directors approves any such grant). As a result, the total number of shares available for future grants under the Plan will increase due to the Stock Option Exchange Program.

Q16.	What happens to my eligible options if I choose not to participate or if my options are not accepted for exchange?

A16.
If you choose not to participate or do not properly tender your options, or if you properly withdraw a previous election before the offer expires, or if your options are not accepted for exchange, your existing options will (a) remain outstanding until they are exercised or cancelled or they expire by their original terms, (b) retain their current exercise price, (c) retain their current vesting schedule and (d) retain all of the other terms and conditions as set forth in the relevant agreement related to such options.

Q17.	What will happen if I do not make an online election or return my completed paper materials, as the case may be, by the deadline?

A17.
If you do not make your election online, or return your completed paper materials if paper materials were mailed to you, by 5:00 p.m., Eastern Time, on the expiration date, you will not participate in the offer, and all of your eligible options will remain subject to their original exercise price and original terms.

Q18.	Can I change my mind and withdraw from the offer or decide to tender additional option grants?

A18.
Yes. You may change your mind after you have submitted an Election Form and withdraw some or all of your elected options from the offer at any time before the offer expires on the expiration date (expected to be September 15, 2009). If we extend the expiration date, you may withdraw your election at any time until the extended offer expires. You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election Form or Notice of Withdrawal/Change of Election Form, as the case may be, received by BNY Mellon before the offer expires on the expiration date. In addition, you may withdraw your tendered eligible options if we have not accepted your tendered eligible options for exchange within forty (40) business days after the commencement of this offer.

You may withdraw your elections by either editing and resubmitting your election at the WellCare Stock Option Exchange Offer Website at https://www.corp-action.net/Wellcare, or if you received paper materials or otherwise contact BNY Mellon to request a paper form, by submitting a paper Notice of Withdrawal/Change of Election Form. Your election to withdraw must be received by BNY Mellon before the offer expires.

Q19.	What if I withdraw my election and then decide again that I want to participate in the Stock Option Exchange Program?

A19.
If you have withdrawn your election to participate and then decide again that you would like to participate in this offer, you may re-elect to participate by submitting a new, properly completed election via the WellCare Stock Option Exchange Offer Website after the date of your withdrawal but before the time the offer expires, or if you were sent paper materials or contact BNY Mellon to request a paper form, by delivering a new properly completed Notice of Withdrawal/Change of Election Form via regular mail or overnight delivery. The new Notice of Withdrawal/Change of Election Form must be signed and dated after the date of your withdrawal and BNY Mellon must receive your new Notice of Withdrawal/Change of Election Form before the offer expires.

Q20.       Can I change my mind about which eligible options I want to exchange?

A20.
Yes. You may change your mind after you have submitted an Election Form and change the options you elect to exchange at any time before the offer expires on the expiration date by making such election on the WellCare Stock Option Exchange Offer Website at https://www.corp-action.net/Wellcare, or, if you were sent paper materials or contact BNY Mellon to request a paper form, by completing and submitting to BNY Mellon a new Notice of Withdrawal/Change of Election Form to add additional eligible options or withdraw eligible options. If we extend the expiration date, you may change your election at any time until the extended offer expires. You may elect to exchange additional eligible options, fewer eligible options, all of your eligible options or none of your eligible options. You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election Form or Notice of Withdrawal/Change of Election Form, as the case may be, that BNY Mellon receives before the offer expires on the expiration date. If you received paper materials and are submitting a new paper Notice of Withdrawal/Change of Election Form, please be sure that any completed and new Notice of Withdrawal/Change of Election Form you submit includes all the options with respect to which you want to accept this offer and that it is clearly dated after your last-submitted Election Form or Notice of Withdrawal/Change of Election Form.

Q21.       Will I receive an RSU award agreement?

A21.
All RSUs will be subject to an RSU award agreement between you and WellCare, as well as to the terms and conditions of the Plan. A copy of the Plan is incorporated by reference as an exhibit to the Schedule TO and is also available on the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov. The form of RSU award agreement under the Plan is attached as an exhibit to the Schedule TO and is also provided on the WellCare Stock Option Exchange Offer Website. Your agreement to tender constitutes your acceptance of the terms of the form of RSU award agreement. If you were mailed paper materials, the form of RSU award agreement has been sent to you along with the paper materials. Submission of a paper Election Form is evidence of your acceptance of the terms of the form of RSU award agreement.

Q22.       Are there any conditions to this offer?

A22.
The completion of the offer is not conditioned upon a minimum number of eligible options being tendered; however, the completion of this offer is subject to a number of customary conditions. If any of these conditions are not satisfied, we will not be obligated to accept and exchange properly tendered eligible options, though we may do so at our discretion.

Q23.       Are there circumstances under which I would not be granted RSUs?

A23.
Yes. If, for any reason, you no longer are an employee of WellCare or one of its subsidiaries on the RSU grant date, you will not receive any RSUs. Instead, you will keep your current eligible options in accordance with their original terms. We will grant the RSUs on the RSU grant date. The RSU grant date will be the same U.S. calendar day as the cancellation date and the expiration date. We expect the RSU grant date will be September 15, 2009. If the expiration date is extended, the RSU grant date similarly will be delayed.

Except as provided by applicable law and/or any employment agreement between you and WellCare, your employment with WellCare will remain “at-will” regardless of your participation in the offer and can be terminated by you or your employer at any time with or without cause or notice.

Moreover, even if we accept your eligible options, we will not grant RSUs to you if we are prohibited from doing so by applicable laws. For example, we could become prohibited from granting RSUs as a result of changes in the SEC or New York Stock Exchange rules. We do not anticipate any such prohibitions at this time.

In addition, if you hold options that expire after the commencement of the offer, but before the cancellation date, those particular options are not eligible for exchange. As a result, if you hold options that expire before the currently scheduled cancellation date, or if we extend the offer such that the expiration date is a later date, and you hold options that expire before the rescheduled expiration date, those options will not be eligible for exchange and such options will continue to be governed by their original terms. For example, an option grant that expires on September 8, 2009 is not eligible for exchange.

Q24.       How does WellCare determine whether options have been properly tendered?

A24.
We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt) and acceptance of any options and any elections. Our determination of these matters will be given the maximum deference permitted by law. However, you have all rights accorded to you under applicable law to challenge such determination in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. We reserve the right to reject any election or any options tendered for exchange that we determine are not in an appropriate form or that we determine are unlawful to accept. We will accept all properly tendered options that are not properly withdrawn, subject to the terms of this offer. No tender of options will be deemed to have been made properly until all defects or irregularities have been cured or waived by us. We have no obligation to give notice of any defects or irregularities in any election, and we will not incur any liability for failure to give any notice.

Q25.       When will I receive my RSUs?

A25.
We will grant the RSUs on the RSU grant date. The RSU grant date will be the same U.S. calendar day as the cancellation date and the expiration date. We expect the RSU grant date will be September 15, 2009. If the expiration date is extended, the RSU grant date similarly will be delayed. You will receive the shares subject to each RSU award if and when each RSU award vests. You will be able to view your RSU grants through Smith Barney’s website at https://www.benefitaccess.com, and monitor your vesting dates, much as you can do now with your stock options or other awards that we have previously granted to you.

Q26.       Once I surrender my exchanged options, is there anything I must do to receive the grant of the RSUs?

A26.
No. Once your exchanged options have been cancelled, there is nothing that you must do to receive your RSUs. Your RSUs will be granted to you on the same day that the exchanged options are cancelled. We expect to accept all properly tendered eligible options that are not properly withdrawn. We expect that the RSU grant date will be September 15, 2009. In order to receive the shares covered by the RSU grant, you will need to remain an employee through the applicable vesting date.

Q27.       Do I need to exercise my RSUs in order to receive shares?

A27.
No. Unlike stock options, which you must exercise in order to receive the shares subject to the vested option, you do not need to exercise RSUs in order to receive shares. Your RSUs will vest in accordance with the vesting schedule set forth in the RSU award agreement, and you automatically will receive the shares subject to the RSUs promptly after they vest. If you leave the Company before all or some of your RSUs vest, those unvested RSUs will be forfeited.

Q28.       Can I exchange WellCare common stock that I acquired upon a prior exercise of WellCare options?

A28.	No. This offer relates only to certain outstanding options to purchase shares of WellCare common stock. You may not exchange shares of WellCare common stock in this offer.

Q29.       Will the terms and conditions of my RSUs be the same as my exchanged options?

A29.
No. RSUs are a different type of equity award than options; therefore, the terms and conditions of your RSUs necessarily will be different from your options. Your RSUs will be granted under the Plan and will be subject to the RSU award agreement. The form of RSU award agreement is attached as an exhibit to the Schedule TO and also is available on the SEC’s website at www.sec.gov. The form of RSU award agreement is also provided on the WellCare Stock Option Exchange Offer Website and your agreement to tender constitutes your acceptance of the terms of the form of RSU award agreement prior to tendering your options for exchange. If you were mailed paper materials, the form of RSU award agreement has been sent to you along with the paper materials. Submission of a paper Election Form is evidence of your acceptance of the terms of the form of RSU award agreement.

Until your RSUs vest and you are issued shares pursuant to the vested RSUs, you will not have any of the rights or privileges of a shareholder of WellCare. Once you have been issued the shares of common stock, you will have all of the rights and privileges of a shareholder with respect to those shares, including the right to vote and to receive dividends.

The vesting schedule of your RSUs will be different from the vesting schedule of your exchanged options.

In addition, the tax treatment of the RSUs will differ significantly from the tax treatment of your options.

Q30.       Will employees receive additional equity grants in the future?

A30.
Whether you do or do not participate in the offer will not affect decisions on whether you are granted additional options or equity awards in the future. Eligibility for future grants of options and equity awards will remain subject to the discretion of the Company and will not depend on whether you participate in the offer. In general, the Company has traditionally made grants of stock awards to selected employees and currently expects to continue to do so.

Q31.	What if I am out of the office on leave of absence or sabbatical during the offer period?

A31.
If you are on a leave of absence on the date the offer commences, you will be mailed paper materials shortly after the start of this Stock Option Exchange Program and should follow the paper material instructions in the Offer to Exchange. Please contact BNY Mellon at 1-866-271-9604 if you are on a leave of absence on the date the offer commences and you do not receive paper materials. If you do not make your election online or submit a paper Election Form before the deadline, you will not participate in the WellCare Stock Option Exchange Program.

Q32.	What interests do the directors and executive officers of WellCare have in the Stock Option Exchange Program?

A32.
Members of our Board of Directors and certain of our executive officers are not eligible for the Stock Option Exchange Program and may not tender eligible options in the offer; however, certain of our executive officers are eligible to participate.

Q33.       Will I have to pay taxes if I participate in the Stock Option Exchange Program?

A33.
If you participate in the offer and are a U.S. taxpayer, you generally will not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time of the exchange or the RSU grant date. However, you normally will have taxable ordinary income when your RSUs vest and the shares underlying your RSUs are issued to you. The Company will also typically have a tax withholding obligation at the time of issuance. The Company will satisfy tax withholding obligations, if applicable, in the manner specified in your RSU award agreement (generally through withholding of shares equal in value to the tax withholding obligation). You also may have taxable capital gain when you sell the shares underlying the RSUs. Note that the tax treatment of RSUs differs significantly from the tax treatment of your options and, as a result of participating in the offer, your tax liability could be higher than if you had kept your eligible option awards.

You should consult with your tax advisor to determine the personal tax consequences to you of participating in this offer. If you are a resident of or subject to the tax laws in a country other than the U.S., or more than one country, you should be aware that there may be additional or different tax and social insurance consequences that may apply to you.

Q34.       What if WellCare is acquired by another company?

A34.
Although we currently are not anticipating a merger or acquisition, if we merge or consolidate with or are acquired by another entity prior to the expiration of the offer, you may choose to withdraw any options you tendered for exchange and your options will be treated in accordance with the applicable plan and relevant option agreement. Further, if WellCare is acquired prior to the expiration of the offer (or a business combination proposal involving us has been proposed, announced, made or disclosed), we (or the successor entity) reserve the right to withdraw the offer in accordance with the terms of the Offer to Exchange, in which case your options and your rights under them will remain intact and exercisable for the time period set forth in your option agreement, and you will receive no RSUs in exchange for them. If WellCare is acquired prior to the expiration of the offer but the offer is not withdrawn, we (or the successor entity) will notify you of any material changes to the terms of the offer or the RSUs, including any adjustments to the eligible options, exchange ratio or number of shares that will be subject to the RSUs. As a result of any such adjustment, you may receive RSUs covering more or fewer shares of the acquiror’s or successor entity’s common stock than the number you would have received pursuant to the offer if no acquisition had occurred.

If we are acquired by or merge with another company, your exchanged options might be worth more than the RSUs that you receive in exchange for them.

A transaction involving us, such as a merger or other acquisition, could have a substantial effect on our stock price, including significantly increasing the price of our common stock. Depending on the structure and terms of this type of transaction, option holders who elect to participate in the offer might receive less of a benefit from the appreciation in the price of our common stock resulting from the merger or acquisition. This could result in a greater financial benefit for those option holders who did not participate in this offer and retained their original options.

Finally, if another company acquires us, that company, as part of the transaction or otherwise, may decide to terminate some or all of our employees before the completion of this offer. Termination of your employment for this or any other reason before the RSU grant date means that the tender of your eligible options will not be accepted, you will keep your tendered options in accordance with their original terms, and you will not receive any RSUs or other benefit for your tendered options.

If we are acquired after your tendered options have been accepted, cancelled and exchanged for RSUs, your RSUs will be treated in the acquisition transaction in accordance with the terms of the transaction agreement or the terms of the Plan and your new RSU award agreement.

Q35.       Are you making any recommendation as to whether I should exchange my eligible options?

A35.
No. We are not making any recommendation as to whether you should accept this offer. We understand that the decision whether or not to exchange your eligible options in this offer will be a challenging one for many employees. The program does carry risks, and there are no guarantees that you ultimately would not receive greater value from your eligible options than from the RSUs you will receive in the exchange. As a result, you must make your own decision as to whether or not to participate in this offer. For questions regarding personal tax implications or other investment-related questions, you should talk to your own lawyer, accountant and/or financial advisor.

Q36.       Whom can I contact if I have questions about the offer?

A36.	For additional information or assistance, you should contact BNY Mellon at 1-866-271-9604.